Exhibit 23.4
MILLER AND LENTS, LTD.
CONSENT OF MILLER AND LENTS, LTD.
INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
     As independent petroleum engineers and geologists, we hereby consent to the incorporation by reference to our audit of reserves as of December 31, 2010, in our report dated February 7, 2011 that is included in the Annual Report on Form 10-K of The Williams Companies for the year ended December 31, 2010.
     The Annual Report on Form 10-K contains references to a certain audit report prepared by Miller and Lents, Ltd. for the use of The Williams Companies. The analysis, conclusions, and methods contained in the report are based upon information that was made available to us at the time the report was prepared, and Miller and Lents, Ltd. has not updated and undertakes no duty to update any results contained in the report based on the aforementioned information. While the report may be used as a descriptive resource, investors are advised that we have not verified information provided by others at the time of the preparation of our report, except as specifically noted in the report, and that we make no representation or warranty regarding the accuracy of such information. Moreover, the conclusions contained in such report are based on assumptions that we believed were reasonable at the time of the preparation of the report and that are described in such report in reasonable detail. However, there is a wide range of uncertainties and risks subsequent to the preparation of such a report that are outside our control that may impact these assumptions, including, but not limited to, unforeseen market changes, economic changes, natural events, actions of governments or individuals, and changes in or the interpretation of laws and regulations.

MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442
By:	/s/ Stephen M. Hamburg
Stephen M. Hamburg
Senior Vice President

Houston, Texas
February 22, 2011